UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated March 26, 2007	3 - 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Confirms Discussions Regarding Kumtor Gold Project
Saskatoon, Saskatchewan, Canada, March 26, 2007 . . . . . . . . . . . . . . .
Cameco Corporation confirmed today that it and Centerra Gold Inc. have been in negotiations with representatives of the Kyrgyz government for several weeks. These negotiations are to address concerns of the government with respect to prior agreements, as well as to further stabilize the operational environment for the Kumtor project going forward. We expect that Cameco and Centerra will continue the dialogue with the Kyrgyz government in an attempt to find a mutually acceptable resolution.
Cameco owns 53% of Centerra Gold Inc. which owns and operates the Kumtor mine located in the Kyrgyz Republic, Central Asia.
Today, the Kyrgyz parliament voted to accept a draft bill for further deliberation with respect to Kumtor and other mineral deposits. The draft bill challenges the legal validity of the Kumtor agreements, proposes recovery of additional taxes and other amounts relating to past activities, as well as consolidating all gold deposits, including Kumtor in one state-owned mining company. We expect the draft bill to be the subject of extensive discussion and parliamentary procedure before being considered. Cameco and Centerra understand the parliamentary action is meant to apply additional pressure in the negotiation process.
The Kumtor restructuring in 2004 was approved by government decrees and was supported by legal opinions from the Kyrgyz Ministry of Justice. In addition, the Kyrgyz government was represented by independent legal counsel and financial advisors for the Kumtor restructuring. The International Finance Corporation and the European Bank for Reconstruction and Development also participated in the restructuring transactions.
If the issues between Cameco and the Kyrgyz Republic are not resolved to their mutual satisfaction, the risks to Cameco’s investment in Centerra may increase significantly. We are uncertain if an agreement can be reached to resolve the issues with the Kyrgyz government.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor and media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Gord Struthers	(306) 956-6593